Chanticleer Holdings, Inc.

11220 Elm Lane

Suite 203

Charlotte, NC 28277

June 20, 2012

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Chanticleer Holdings, Inc.
Registration Statement on Form S-1
File No.: 333-178307

Ladies and Gentlemen:

The undersigned issuer of the Units (each unit consisting of one share of common stock and redeemable warrant to purchase one share of common stock) included in the above Registration Statement on Form S-1 hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that its Registration Statement become effective at 4:30 p.m., E.S.T. on Wednesday, June 20, 2012, or as soon thereafter as practicable.

Furthermore, please be advised of the following:

The Company acknowledges that the disclosure in the Registration Statement is the responsibility of the Company. The Company further acknowledges that staff comments or changes in response to staff comments in the proposed disclosure in the Registration Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. The Company also represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Company further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Very Truly Yours,

CHANTICLEER HOLDINGS, INC.

By:	/s/ Michael D. Pruitt
Michael D. Pruitt
President and Chief Executive Officer

Chanticleer Holdings, Inc.

SEC acceleration request

060412